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                January 10, 2024

       Michael Feehan
       Chief Financial Officer
       Ecovyst Inc.
       300 Lindenwood Drive
       Malvern, PA 19355

                                                        Re: Ecovyst Inc.
                                                            Form 10-K filed
February 28, 2023
                                                            Response dated
November 30, 2023
                                                            File No. 001-38221

       Dear Michael Feehan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Industrial Applications and

                Services